EXHIBIT 99.1

News Release

ROSETTA GENOMICS ANNounces one-for-FIFTEEN reverse stock split

Ordinary Shares Will Begin Trading on a Split-Adjusted Basis on May 15, 2012

PHILADELPHIA and REHOVOT, Israel, May 14, 2012 – Rosetta Genomics Ltd. (NASDAQ: ROSG), a leading developer and provider of microRNA-based molecular diagnostic tests, today announced the effectiveness of a one-for-fifteen reverse stock split of its share capital. The reverse stock split, which was previously approved by the Company’s Board of Directors, was approved by its shareholders at an Extraordinary General Meeting of Shareholders of the Company held earlier today.

The reverse stock split is intended to increase the per share trading price of the Company’s ordinary shares to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market. As a result of the reverse stock split, every fifteen ordinary shares issued and outstanding prior to the opening of trading on May 15, 2012 will be consolidated into one issued and outstanding share, with a change in the nominal par value per share from NIS 0.04 to NIS 0.6. No fractional ordinary shares will be issued as a result of the reverse stock split and any fractional shares will be rounded up to the nearest whole number.

Trading of the Company’s ordinary shares on the NASDAQ Capital Market will continue, on a split-adjusted basis, with the opening of the markets on Tuesday, May 15, 2012, under new CUSIP number M82183126. Immediately subsequent to the reverse stock split, there will be approximately 1,241,874 of the Company’s ordinary shares issued and 1,238,642 of the Company’s ordinary shares outstanding.

The Company has retained its transfer agent, American Stock Transfer & Trust Company, LLC (“AST”), to act as its exchange agent for the reverse split. AST will provide shareholders of record as of the effective date a letter of transmittal providing instructions for the exchange of their certificates. Shareholders owning shares via a broker or other nominee will have their positions automatically adjusted to reflect the reverse stock split, subject to brokers’ particular processes, and will not be required to take any action in connection with the reverse stock split.

For more information regarding the Company’s reverse stock split, please refer to the proxy statement filed by the Company with the Securities and Exchange Commission as an exhibit to its Report on Form 6-K on April 23, 2012.

About Rosetta Genomics

Rosetta Genomics develops and commercializes a full range of microRNA-based molecular diagnostics. Founded in 2000, the Company's integrative research platform combining bioinformatics and state-of-the-art laboratory processes has led to the discovery of hundreds of biologically validated novel human microRNAs. Building on its strong patent position and proprietary platform technologies, Rosetta Genomics is working on the application of these technologies in the development and commercialization of a full range of microRNA-based diagnostic tools. The Company's miRview product line is commercially available through its Philadelphia-based CAP-accredited, CLIA-certified lab. To learn more, please visit www.rosettagenomics.com.

Forward-Looking Statements

Various statements in this release concerning Rosetta's future expectations, plans and prospects, including without limitation, statements relating to the ability of Rosetta to satisfy the $1.00 minimum bid price requirement for continued listing on the NASDAQ Capital Market and the ability to develop and commercialize of a full range of microRNA-based diagnostic tools, constitute forward-looking statements for the purposes of the safe harbor provisions under The Private Securities Litigation Reform Act of 1995. Actual results may differ materially from those indicated by these forward-looking statements as a result of various important factors, including risks related to: Rosetta's approach to discover microRNA technology and to work on the application of this technology in the development of novel diagnostics and therapeutic tools, which may never lead to commercially accepted products or services; Rosetta's ability to obtain, maintain and protect its intellectual property; Rosetta's ability to enforce its patents against infringers and to defend its patent portfolio against challenges from third parties; Rosetta's need and ability to obtain additional funding to support its business activities; Rosetta's dependence on third parties for development, manufacture, marketing, sales, and distribution of products; Rosetta's ability to successfully develop its products and services; Rosetta's ability to obtain regulatory clearances or approvals that may be required for its products and services; the ability to obtain coverage and adequate payment from health insurers for the products and services comprising Rosetta's technology; competition from others using technology similar to Rosetta's and others developing products for similar uses; Rosetta's dependence on collaborators; and Rosetta's short operating history; as well as those risks more fully discussed in the "Risk Factors" section of Rosetta's Annual Report on Form 20-F for the year ended December 31, 2011 as filed with the Securities and Exchange Commission. In addition, any forward-looking statements represent Rosetta's views only as of the date of this release and should not be relied upon as representing its views as of any subsequent date. Rosetta does not assume any obligation to update any forward-looking statements unless required by law.

Company Contact: Rosetta Genomics Ltd. Ken Berlin, President & CEO (215) 382-9000 ext. 326 investors@rosettagenomics.com	Investor Contacts: Lippert/Heilshorn & Associates Anne Marie Fields (212) 838-3777 afields@lhai.com or Bruce Voss (310) 691-7100 bvoss@lhai.com